

Mail Stop 6010

December 19, 2008

Via U.S. Mail

Mr. Andrew I. Sealfon
Chief Executive Officer
Repro-Med Systems, Inc.
24 Carpenter Road
Chester, NY   10918

      RE: **Repro-Med Systems, Inc.**
               Item 4.01 Form 8-K
               Filed December 10, 2008
               File No. 0-12305

Dear Mr. Sealfon.:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                       Sincerely,

                       Kevin L. Vaughn
                       Accounting Branch Chief